

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 27, 2012

<u>Via E-mail</u>
Dr. Benjamin Warner
Chief Executive Officer
Caldera Pharmaceuticals, Inc.
278 DP Road, Suite D
Los Alamos, NM 87544

> **Re: Caldera Pharmaceuticals, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed June 22, 2012**
> **File No. 333-179508**

Dear Dr. Warner:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1/A

1. Please supplementally provide us with any written materials that you or anyone authorized to do so on your behalf provides in reliance on Section 5(d) of the Securities Act to potential investors that are qualified institutional buyers or institutional accredited investors. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Business

Our Current and Future Business, page 13

2. Please refer to your response to comment 6. We note that your response states that all expenses incurred up to the date of notification of termination will be recoverable. Please explain why your disclosure on page 13 states that only reasonable expenses will be recoverable and revise your disclosure to clarify why all of the expenses may not be recoverable. Please tell us whether it is possible that you could recognize revenue that would not be collectible if the government terminated the contract.

3. Your disclosure on page 3 states that under NIH policies the contracts can be terminated by the government for convenience at any time resulting in little or no compensation even for services performed. This statement appears to conflict with your response to comment 6. Please clarify whether it is possible that expenses you have incurred under government contracts will not be collectible upon termination of the contract by the government.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Vanessa Robertson at (202) 551-3649 or Mark Brunhofer at (202) 551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239, John Krug at (202) 551-3862, or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ Jeffrey Riedler

Jeffrey P. Riedler
Assistant Director

cc: Hank Gracin, Esq.
        Gracin & Marlow, LLP
        405 Lexington Avenue, 26th Floor
        New York, NY 10174